BIOSTEM U.S. CORPORATION
1266 Turner Street
Clearwater, FL 33756
(727) 446-5000

December 9, 2011

VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           Biostem U.S. Corporation
Amendment No. 2 to Form 10
Filed November 14, 2011
File No. 000-54490

Dear Mr. Spirgel:

We hereby respond to the comments of the Staff of the Division of Corporation Finance, dated November 22, 2011, with respect to the above-referenced filing. For your convenience, the Staff’s comments are set forth in bold below and our responses follow the comments. In response to the Staff’s comments, today Biostem U.S. Corporation (the “Company”) filed Amendment No. 3 to its Form 10 (“Amendment 3”), as well as an amendment to its Form 10-Q for the Fiscal Quarter Ended August 31, 2011.

Business, page 2

1. Please revise your disclosure to provide management’s estimate of when it intends to be in a position to resume its marketing efforts and efforts to expand its medical affiliate network.

In response to the Staff’s comment, on pages 2, 3 and 12 of Amendment 3, we have revised our disclosure to provide that:

Management estimates that the Company will be in a position to fully resume its marketing efforts and its efforts to expand its medical affiliate network once it secures additional financing of at least $2,000,000 and modifies its protocols and procedures in a manner which allows the Company to patent and protect such intellectual property, as discussed above, which management hopes to achieve before the end of June 30, 2012, although there can be no assurances in this regard. However, recently the Company’s officers and directors have been involved in private negotiations with certain foreign hair-transplant clinics interested in licensing the Company’s current hair-transplant protocols and procedures. There can be no assurances that these foreign licenses will ever come to fruition.

2. We note your response to comment 3 from our letter dated October 27, 2011. Please expand your disclosure to address how you intend to pay for a license of technology from the university as discussed on page 4 and clarify whether such amount is included in the approximately $2 million you anticipate requiring in the next 12 months. Also, please explain your reference to the “proof-of-principle stage.”

In response to the Staff’s comment, on pages 3 and 13 of Amendment 3, we have revised our disclosure to provide that:

The other regenerative medicine opportunities the Company is exploring include the use of nano-technology in hair transplant procedures and the use of autologous platelet rich plasma containing stem cells for joint and ligament repair. To the Company’s knowledge, written protocols applying these technologies to these uses do not yet exist. The Company currently is negotiating with an R&D laboratory associated with a U.S. university to undertake the testing necessary to enable the Company (using its internal staff and resources as well as the assistance of the laboratory) to develop written protocols to put this technology to use in practical applications for hair transplants and joint and ligament injections. The forgoing testing is not a clinical trial and the Company is not currently undertaking any clinical trials, including any that would require FDA approval. The Company may license certain technology on which these applications are based from the forgoing university and the parties are in discussion regarding the terms of any such license. The Company intends to pay for the referenced license either with stock of the Company, cash or a combination of both. Any such cash used in this regard is included in the estimated $2 million we anticipate requiring in the next 12 months, as discussed further below. There can be no assurances that the Company will be successful in bringing these applications to market.

Risk Factors, page 5

3. Please include a risk factor addressing the risks associated with the shares you issued to NVO, LLC pursuant to your consulting agreement with that entity. Your disclosure should address the dilution shareholders will experience when such shares vest, as well as the total expense associated with the issuance of such shares as discussed on page 15.

In response to the Staff’s comment, on page 5 of Amendment 3, included a risk stating as follows:

The Company has issued shares to a consultant which could have a material negative impact on its income from continuing operations.

As discussed above, on July 14, 2011, the Company entered into a one-year Consulting Agreement with NVO, LLC, pursuant to which the Company is making certain cash payments to NVO and has issued 1,000,000 shares of restricted common stock to NVO, 250,000 of which vested immediately on July 14, 2011 and the balance of which vests in 18 monthly installments of 41,666.67 commencing on January 14, 2011. The 250,000 shares which have vested were measured and recognized as expense during the quarter ending August 31, 2011, resulting in an expense of $750,000. The remaining 750,000 shares will be measured and expensed at the completion of each month during the remaining 18-month vesting period based on the price of the Company’s stock price during such period, which will result in future expenses that will fluctuate based on the stock price in each future month during the vesting period. As a result of the Company’s light trading volume and its volatile stock price, the total expense associated with these shares is uncertain, but could be significant. Over the last year, the Company’s stock price has traded between $4.00 and $0.06.  Thus, at the high end of this range, the total expense for the remaining 750,000 shares would be $3,000,000, which could have a material unfavorable impact on income from continuing operations. Additionally, as these shares vest the Company’s existing shareholder will incur dilution of their percentage ownership in the Company.

“Our CFO, John Satino, is involved in another business which may cause him to devote less time to our business and may create certain conflicts of interest,” page 7

4. Please revise the caption to this risk factor to also reference Mr. Satino’s additional roles and responsibilities with your company as its President and Director.

In response to the Staff’s comment, on page 6 of Amendment 3,we modified the referenced caption as follows:

Our President and CFO, and one of our directors, John Satino, is involved in another business which may cause him to devote less time to our business and may create certain conflicts of interest.

John Satino, Director, President and Chief Financial Officer, page 20

5. We note your response to comment 7 from our letter dated October 27, 2011. Please clarify whether the company is funding any of Mr. Satino’s medical research in the area of hair transplant methodologies. We also note your statement on page 7 that Mr. Satino has an employment agreement with the company. Please file it as an exhibit to your amended registration statement. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we supplementally advise the Staff that the Company is not funding any of Mr. Satino’s medical research in the area of hair transplant methodologies. Also, we filed his employment agreement, as amended, as an exhibit to the Form 10.

Exhibit 99.3, Form 10-Q for the Fiscal Quarter Ended August 31, 2011

Item 4: Controls and Procedures, page 3

6. We have considered your response to comment 13 of our letter dated September 26, 2011 and note that the second paragraph of page 3 of the August 31, 2011 Form 10-Q/A#1 includes disclosures about management’s assessment, in accordance with Item 308 of Regulation S-K, that internal controls are not effective. We reiterate comment 13 of our letter dated September 26, 2011. Please revise to disclose the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and as of the end of the period covered by the this Form 10-Q as required by Item 307 of Regulation S-K.

In response to the Staff’s comment, we revised our disclosure in our Form 10-Q for the Fiscal Quarter Ended August 31, 2011, under Item 4, to provide as follows:

This report includes the certifications of our Chief Executive Officer and Chief Financial Officer required by Rule 13a-14 under the Securities Exchange Act of 1934 (the "Exchange Act"). See Exhibits 31.1 and 31.2. This Item 4 includes information concerning the controls and control evaluations referred to in those certifications.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosures.

In connection with the preparation of this report, our management, under the supervision and with participation of our Principal Executive Officer and Principal Financial Officer (the “Certifying Officers”) conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2011. Based on that evaluation, our management concluded that there is a material weakness in our disclosure controls and procedures over financial reporting. The material weakness results from a lack of written procedures which effectively documents the proper procedures and descriptions of the duties of all persons involved in the disclosure controls of the Company. The Company hopes to implement plans to document the procedures and internal controls of the Company. A material weakness is a deficiency, or a combination of control deficiencies, in disclosure control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. This does not include an evaluation by the Company’s registered public accounting firm regarding the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our first quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In responding to the forgoing comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please call me at the number set forth above.

Very truly yours,

Biostem U.S. Corporation

By:	/s/ Dwight Brunoehler
Dwight Brunoehler, Chief Executive Officer